SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: March 27, 2013

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AktiMiaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On March 27, 2013, Navios Maritime Partners L.P. (“Navios Partners”) entered into a supplemental agreement to the facility agreement, dated July 31, 2012, with DVB Bank SE and Commerzbank AG, previously supplemented on December 4, 2012, to revise the lender majority vote requirement and expand the definition of Security Value (the “Second Supplemental Agreement”). The Second Supplemental Agreement is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

On April 25, 2013, Navios Partners issued a press release announcing its financial results for the first quarter ended March 31, 2013. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Partners, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 2, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Supplemental Agreement, dated March 27, 2013, to Facility Agreement for $290.45 million term loan facility, dated July 31, 2012

99.1	Press Release dated April 25, 2013